 Exhibit 99.2

 MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the financial condition and results of operations of Infobird Co., Ltd. as of June 30, 2023. Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “Infobird”, the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Infobird Co, Ltd. and its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements information as of and for the six-month period ended June 30, 2023. You should also read this discussion and analysis in conjunction with (i) our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on May 1, 2023.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with U.S. GAAP. The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding. “PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in s and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for and market acceptance of its products and services; the Company’s ability to retain and increase the number of its users and customers, expand its SaaS offerings; competition in the SaaS industry; changes in the Company’s revenues, costs or expenditures; and elsewhere generally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this Management’s Discussion and Analysis is as of the date of furnishing of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

About Infobird Co., Ltd

Since July 2023, the Company formed Inforbird Technologies Limited, a Hong Kong corporation and wholly owned subsidiary, through which the Company commenced operations in Hong Kong. The Company has moved its key technical staff in the Beijing office to Hong Kong office and has recruited additional local staff in Hong Kong to support its operations in Hong Kong. The Company is working to develop its client base in Hong Kong and other parts of Southeast Asia, and Europe. The Company plans to proactively expand its presence in the global market and cater to the diverse needs of its customers worldwide by establishing additional offices in other key locations in Southeast Asia and Europe. The Company also plans to increase its market share in the finance, real estate and hotel management and other SaaS scenarios with enhanced sales and marketing efforts. For more information, visit the Company’s website at http://english.infobird.com/.

Recent Developments

Sale of Infobird International Limited

On August 11, 2023, the Company entered into an equity transfer agreement (the “Agreement”) with CRservices Limited (“CRservices”), a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird International Limited, a limited company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company (“Infobird HK”), for a consideration of HK$10,000 (the transaction, the “Sale”). Infobird HK owns 100% of the equity interests of Infobird Digital Technology (Beijing) Co., Ltd. (“WFOE”), which, in turn, controls Beijing Infobird Software Co., Ltd., the variable interest entity (the “VIE”) and its subsidiaries, through a series of contractual arrangements in the People’s Republic of China (“China”). Infobird HK, through the VIE and its subsidiaries, is engaged in the software-as-a-service, or SaaS business, providing AI-powered, or artificial intelligence enabled, customer engagement solutions in China, held substantially all of the assets of the Company and generated substantially all of the revenues of the Company prior to the Sale. Pursuant to the Agreement, upon execution of the Agreement, the Company will no longer be involved in the business operation of Infobird HK and relinquish all rights and interests in the allocation of Infobird HK’s property and profits. The sale was completed on the same day. Upon completion, the Company ceased to have any business operation in mainland China. As previously announced, in July 2023, the Company formed Inforbird Technologies Limited, a Hong Kong corporation and wholly owned subsidiary, through which the Company commenced operations in Hong Kong. As of the date of this report, the Company has moved its key technical staff in the Beijing office to Hong Kong office and has recruited additional local staff in Hong Kong to support its operations in Hong Kong. The Company is working to develop its client base in Hong Kong and other parts of Southeast Asia, and Europe. The Company plans to proactively expand its presence in the global market and cater to the diverse needs of its customers worldwide by establishing additional offices in other key locations in Southeast Asia and Europe. The Company also plans to increase its market share in the finance, real estate and hotel management and other SaaS scenarios with enhanced sales and marketing efforts.

COVID-19 Update

The outbreak of the novel coronavirus (“COVID-19”) has spread rapidly to many parts of the world since early 2020. The resurgence of the Omicron variant has resulted in quarantines requirement, travel restrictions, and the temporary closure of stores and business facilities in many parts of China in 2022.

To date, COVID-19 has had certain adverse impacts on our operations and revenue growth. Our customers were negatively impacted by COVID-19, which reduced their budgets for customer services in 2022 and beyond. China has significantly eased its COVID-19 control measures. In early December 2022, China substantially reduced the frequency of PCR testing and removed the designation of high-risk areas for lockdown and various travel restrictions. On January 8, 2023, China downgraded the management of COVID-19 from Class A to Class B; this change in the classification of the illness means, among other things, that infected cases will no longer be quarantined, their close contacts will no longer be tracked, large scale PRC testing will no longer be conducted, and disease control measures targeting incoming international travelers and imported cargo will be lifted. As affected by such policy changes, many of our staff, as well as staff of our customers and vendors were infected with COVID-19 in December 2022 and January 2023, which negatively affected our business performance during such periods.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenues

Total revenues were nil both for the six months ended June 30, 2023 and 2022, because during these period, all of revenues were collected in the disposed companies.

Cost of Revenues

Total cost of revenues was nil both for the six months ended June 30, 2023 and 2022, because during these period, all of cost of revenues was collected in the disposed companies.

Gross Profit

Our gross profit was nil both for the six months ended June 30, 2023 and 2022, because during these period, the revenues and cost of revenues were collected in the disposed companies.

Operating Expenses

During the six-month period ended June 30, 2023, we incurred total operating expenses of approximately $0.9million, an increase in approximately $0.4 million, or 102%, as compared to total operating expenses of approximately $0.4 million during the six-month period ended June 30, 2022.

General and administrative expenses increased by approximately $0.4 million, or 102%, to approximately $0.9 million for the six months ended June 30, 2023 from approximately $0.4 million for the six months ended June 30, 2022. The increase was mainly due to the lawyer and other third parties provide more services on the sec fillings and consulting of our sales of Infobird International Limited.

Other income (expense), net

Total other income, net was approximately $0.1 million for the six months ended June 30, 2023, and total other expense, net was approximately $0.4 million for the six months ended June 30, 2022. Other income and expense mainly consists of foreign exchange gains and losses.

(Benefit of) provision for income taxes

We recorded income tax of nil for the six months ended June 30, 2023 and 2022.

Net loss from continuing operations

Our net loss from continuing operations was approximately $0.8 million for the six months ended June 30, 2023, decreased by 0.1 million, or 10%, from net loss from continuing operations of approximately $0.9 million for the six months ended June 30, 2022. Such change was the result of the combination of the changes as discussed above.

Net loss from discontinued operations

In August 2023, we discontinued our all business in Mainland China. As a result, the results of operations for our business in Mainland China are reported as discontinued operations under the guidance of Accounting Standards Codification 205. Our net loss from discontinued operations decreased by $2.8 million, or 41% , to a net loss of approximately $4.1 million for the six months ended June 30, 2023, from a net loss of approximately $6.9 million for the six months ended June 30, 2022. The decrease in loss from discontinued operations was mainly due to the decline in scale of operations from the second half year of 2022.

Net loss

Our net loss decreased by approximately $2.9 million, or 37%, to approximately $4.9 million net loss for the six months ended June 30, 2023, from approximately $7.8 million net loss for the six months ended June 30, 2022. Such change was primarily due to the decrease of staff expense paid in the discontinued operation entities.

Net loss attributable to Infobird Co., Ltd

After deducting non-controlling interests of approximately $0.3 million, net loss attributable to our holding company Infobird Co. Ltd. decreased from approximately $7.8 million net loss for the six months ended June 30, 2022 to approximately $4.6 million net loss for the six months ended June 30, 2023.

Basic and diluted loss per share

Basic and diluted loss per share was $1.03 for the six months ended June 30, 2023, compared to basic and diluted loss per share of $7.61 for the six months ended June 30, 2022.

Cash equivalents and short-term investments

As of June 30, 2023, we had cash and cash equivalents as well as short-term investments in an aggregate amount of approximately $0.0 million, compared to approximately $6.9 million as of December 31, 2022.

 Liquidity and Capital Resources

We financed our operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of June 30, 2023 we had approximately $6.8 million from escrow account. Our working capital was approximately $8.6 million at June 30, 2023. We will not require any fund over the next twelve months upon issuance of this unaudited interim condensed consolidated financial statements to operate at its current level, either from operating activities or funding.

If we are unable to realize its assets within the normal operating cycle of a twelve (12) month period, we may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders; and
●	issuance of convertible debt.

Based on the above considerations, our management is of the opinion that it has sufficient funds to meet our working capital requirements and debt obligations as they become due over the next twelve (12) months.

The following summarizes the key components of our cash flows for the six months ended June 30, 2023:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022

Net cash (used in) provided by operating activities from continuing operations	$(5,045,416)	$600,274
Net cash provided by (used in) operating activities from discontinued operations	2,588,279	(4,593,829)
Net cash used in investing activities from continuing operations	(2,000,000)	—
Net cash provided by investing activities from discontinued operations	14,874	—
Net cash provided by financing activities from continuing operations	6,839,245	—
Net cash used in financing activities from discontinued operations	(3,007,751)	(732,567)
Effect of exchange rate change	130,863	(146,501)
Net change in cash	$(479,906)	$(4,872,623)

Operating activities

Net cash used in operating activities from continuing operations was approximately $5.0 million for the six months ended June 30, 2023, which was primarily attributable to (1) net loss from continuing operations of approximately 0.8 million, and (2) approximately $3.7 million increase in due from discontinued operations.

Net cash provided by operating activities from continuing operations was approximately $0.6 million for the six months ended June 30, 2022, which was primarily attributable to net loss from continuing operations of approximately 0.9 million, offset by (a) various non-cash items of approximately $0.4 million, such as gain of investment, and (b) approximately $1.0 million decrease in due from discontinued operations.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2023 was primarily attributable to the cash deposit in escrow account.

We did not have any cash provided by or used in investing activities for the six months ended June 30, 2022.

Financing activities

Net cash provided financing activities from continuing operations was approximately $6.8 million for the six months ended June 30, 2023 and was primarily attributable to (1) the proceeds from issuance of common stocks and convertible bonds in 2023, which were approximately $4.5 million and $2.2 million, respectively.

We did not have any cash provided by or used in financing activities from continuing operations for the six months ended June 30, 2022.

Commitments and Contingencies

Capital expenditures

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were nil for the six months ended June 30, 2023 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance, bank loans and net proceeds from our F3 offering.

Lease commitments

Our commitment for leases under the remaining operating leases as of June 30, 2023 for the next five years is as follows:

As of June 30, 2023
2024	$19,752
Total undiscounted lease payments	19,752
Less imputed interest	(377)
Total lease liabilities	$19,375
Less: total lease liabilities - discontinued operations	(19,375)
Total lease liabilities - continuing operations	$—

Contingencies

From time to time, we are party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Unaudited Interim Consolidated Statements of Income and Comprehensive Income

	For the Six Months Ended
	June 30,	June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues	$—	$—
Cost of revenues	—	—
Gross profit	—	—
Selling expenses	—	—
General and administrative expenses	854,683	422,823
Research and development expenses	—	—
Long-live assets impairment	—	—
Loss from operations	(854,683)	(422,823)
Other income (expense), net	85,389	(435,658)
Loss before income taxes	(769,294)	(858,481)
Provision for income taxes	—	—
Net loss from continuing operations	(769,294)	(858,481)
Net loss from discontinued operations	(4,101,419)	(6,932,322)
Net loss	(4,870,713)	(7,790,803)
Less: Net loss attributable to noncontrolling interest from discontinued operations	(287,097)	(40,082)
Net loss attributable to Infobird Co., Ltd	$(4,583,616)	$(7,750,721)

Net loss	(4,870,713)	(7,790,803)
Foreign currency translation adjustment	434,101	(152,972)
Comprehensive loss	(4,436,612)	(7,943,775)
Less: Comprehensive loss attributable to noncontrolling interests from discontinued operations	(277,755)	(46,546)
Comprehensive loss attributable to Infobird Co., Ltd	$(4,158,857)	$(7,897,229)
Weighted average number of ordinary shares*
Basic and diluted	4,430,210	1,018,663
Loss per share
Basic and diluted - continuing operations	$(0.17)	$(0.84)
Basic and diluted - discontinued operations	$(0.86)	$(6.77)

* Retroactively restated to reflect the Share Consolidation

Unaudited Interim Consolidated Balance Sheet Data

	As of June 30,	As of December 31,
	2023	2022
	(Unaudited)
Current assets from continuing operations	$31,797,468	$25,824,449
Current assets from discontinued operations	1,127,572	1,563,009
Other assets from continuing operations	—	—
Other assets from discontinued operations	162,582	3,260,740
Total assets	$33,087,622	$30,648,198
Total liabilities	(26,500,239)	(24,146,516)
Total shareholders’ equity	$6,587,383	$6,501,682

Safe Harbor / Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

CONTACT:

Infobird Co., Ltd Investor Relations

 changjx@infobird.com

SOURCE:

Infobird Co., Ltd.